IMPORTANT ANNUAL MEETING INFORMATION

Vote by Internet

• Go to www.envisionreports.com/SXI

• Or scan the QR code with your smartphone

• Follow the steps outlined on the secure website

Stockholder Meeting Notice

Important Notice Regarding the Internet Availability of Proxy Materials for the

Standex International Corporation Stockholder Meeting to be Held on October 27, 2016

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual stockholders’ meeting are available on the Internet.  Follow the instructions below to view the materials and vote online or request a copy.  The items to be voted on and location of the annual meeting are on the reverse side.  Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet.  This is NOT a ballot that you can use for voting.  We encourage you to access and review all of the important information contained in the proxy materials before voting.  The proxy statement and annual report to stockholders are available at:

www.envisionreports.com/SXI

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.

Step 1: Go to www.envisionreports.com/SXI to view the materials.

Step 2: Click on Cast Your Vote or Request Materials.

Step 3: Follow the instructions on the screen to log in.

Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also consent to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials - If you want to receive a copy of these documents, you must request one.  There is no charge to you for requesting a copy.  Please make your request for a copy as instructed on the reverse side on or before October 12, 2016 to facilitate timely delivery.

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Stockholder Meeting Notice

Standex International Corporation’s Annual Meeting of Stockholders will be held on October 27, 2016 at the Burlington Marriott, One Burlington Mall Road, Burlington MA 01803, at 11:00 a.m. local time.

Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations.

The Board of Directors recommends a vote FOR all nominees listed in Proposal 1, FOR Proposal 2, FOR Proposal 3, FOR Proposal 4 and Proposal 5:

1.

Election of Directors.

2.

To conduct an advisory vote on the total compensation paid to the named executive officers of the Company.

3.

To approve the material terms of the performance goals under the 2008 Long Term Incentive Plan, as amended.

4.

To approve an amendment to the Bylaws of the Company to allow the Board of Directors to fix the number of Directors, from time to time, within the existing range of seven to fifteen Directors.

5.

To ratify the appointment by the Audit Committee of Grant Thornton LLP as independent auditors.

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE.  To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card.  If you wish to attend and vote at the meeting, please bring this notice with you.

If you need directions to the stockholders’ meeting, where you will have the option of voting in person, please call 603-893-9701 and ask for Investor Relations, or email your request to investorrelations@standex.com.

We ask that you cast your vote promptly. Thank you for your continued support!

Here’s how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below. Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below.  If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

Internet - Go to www.envisionreports.com/SXI. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

Telephone - Call us free of charge at 1-866-641-4276 and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

Email - Send email to investorvote@computershare.com with “Proxy Materials Standex International Corporation” in the subject line.  Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by October 12, 2016.

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